UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	This Schedule constitutes Amendment No. 5 to the Schedule 13D filed by Happy Starlight Limited and Mr. Bing Zhang on February 24, 2020, Amendment No. 3 to the Schedule 13D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 24, 2020, Amendment No. 2 to the Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited on April 22, 2022 and Amendment No. 1 to the Schedule 13D filed by Cheers Inc. on July 12, 2022.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105	SCHEDULE 13D/A	Page 2 of 31 pages

1	Names of Reporting Persons Happy Starlight Limited (“HSL”)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,952,863
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,952,863
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.8%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 3 of 31 pages

1	Names of Reporting Persons Cheers Inc. (“Parent”)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

CUSIP No. G39973105	SCHEDULE 13D/A	Page 4 of 31 pages

1	Names of Reporting Persons Bing Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 760,000
	8	Shared Voting Power 18,952,863
	9	Sole Dispositive Power 760,000
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,712,863
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.9%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 5 of 31 pages

1	Names of Reporting Persons Enjoy Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,554,116
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,554,116

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,116
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 6 of 31 pages

1	Names of Reporting Persons Jia Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 165
	8	Shared Voting Power 6,554,116
	9	Sole Dispositive Power 165
	10	Shared Dispositive Power 6,554,116

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,281
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 7 of 31 pages

1	Names of Reporting Persons Shah Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of North Carolina, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person IA

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 8 of 31 pages

1	Names of Reporting Persons Shah Capital Opportunity Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person PN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 9 of 31 pages

1	Names of Reporting Persons Himanshu H. Shah
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 10 of 31 pages

1	Names of Reporting Persons Wealth Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,927,831
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,927,831

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 11 of 31 pages

1	Names of Reporting Persons Ronghui Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,749
	8	Shared Voting Power 3,927,831
	9	Sole Dispositive Power 2,749
	10	Shared Dispositive Power 3,927,831

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 12 of 31 pages

1	Names of Reporting Persons Wei Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 720,595
	8	Shared Voting Power 0
	9	Sole Dispositive Power 720,595
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,595
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 13 of 31 pages

1	Names of Reporting Persons Rich Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 14 of 31 pages

1	Names of Reporting Persons Hui Lin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 15 of 31 pages

1	Names of Reporting Persons Renny Consulting Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 16 of 31 pages

1	Names of Reporting Persons Lilly Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 947,232
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 947,232

11	Aggregate Amount Beneficially Owned by Each Reporting Person 947,232
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 17 of 31 pages

1	Names of Reporting Persons Hanying Li
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 967,232
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 967,232

11	Aggregate Amount Beneficially Owned by Each Reporting Person 967,232
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 18 of 31 pages

1	Names of Reporting Persons Song Gao
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 19 of 31 pages

1	Names of Reporting Persons Smart Best International Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,212,068
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,212,068

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,068
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 20 of 31 pages

1	Names of Reporting Persons Peiyuan Qiu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 141,000
	8	Shared Voting Power 2,212,068
	9	Sole Dispositive Power 141,000
	10	Shared Dispositive Power 2,212,068

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,068
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 21 of 31 pages

1	Names of Reporting Persons Zhengjun Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,334,299
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,334,299
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,299
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 22 of 31 pages

1	Names of Reporting Persons Nan Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,025,348
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,025,348
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,348
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 23 of 31 pages

1	Names of Reporting Persons Jianhua Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 24 of 31 pages

1	Names of Reporting Persons Ring & King Investment Co., Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 25 of 31 pages

1	Names of Reporting Persons Ailin Xin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,124,402 ordinary shares outstanding as of February 28, 2023.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 26 of 31 pages

Explanatory Note

This Schedule constitutes Amendment No. 5 to the Schedule 13D filed by HSL and Mr. Bing Zhang (“Mr. Zhang”) on February 24, 2020 (as amended, the “HSL Original Schedule 13D”), Amendment No. 3 to the Schedule 13 D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 24, 2020 (as amended, the “ESL Original Schedule 13D”), Amendment No. 2 to the Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited on April 22, 2022 (as amended, the “Other Rollover Shareholders Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed by Cheers Inc. on July 12, 2022 (“Parent Schedule 13D”, together with the HSL Original Schedule 13D, the ESL Original Schedule 13D, and the Other Rollover Shareholders Schedule 13D, the “Original Schedule 13Ds”), relating to the ordinary shares, par value $0.0001 per share (“Shares”), of Glory Star New Media Group Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Except as set forth herein, the Original Schedule 13Ds are unmodified and remain in full force and effect as to the applicable reporting persons thereof (the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13Ds.

Item 2. Identity and Background.

Item 2 in the Original Schedule 13Ds is amended and restated in its entirety as follows:

The Reporting Persons were previously parties to a joint filing agreement, dated July 12, 2022 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by a termination agreement, dated April 11, 2023 (the “Joint Filing Termination Agreement”). The Joint Filing Termination Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference.

As a result of the matters described in this Amendment, the Reporting Persons will no longer be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and Parent, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited ceased to be beneficial owners of more than five percent of the Shares and are no longer required to file statements on Schedule 13D with respect to their beneficial ownership of Shares or other securities of the Issuer. The other Reporting Persons will continue filing statements on Schedule 13D or Schedule 13G with respect to their respective beneficial ownership of securities of the Issuer to the extent required by applicable laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13Ds is amended and supplemented by inserting the following:

On April 6, 2023, the Issuer provided a notice of termination (“Notice of Termination”) to Parent, pursuant to which the Issuer (i) proposed to terminate the Merger Agreement because Parent and Merger Sub allegedly have breached the Merger Agreement in a way that would result in the conditions to closing of the Merger not being satisfied, and those breaches are not capable of being cured prior to April 11, 2023 and (ii) demanded payment of the Parent Termination Fee. On April 7, 2023, Parent sent a response letter (the “Response Letter”) to the Issuer, which stated that while Parent disagrees with the allegations made in the Notice of Termination, Parent acknowledges that the Issuer can terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis.

As a result of the termination of the Merger Agreement, the Interim Investors Agreement, the Equity Commitment Letters, the Support Agreements and the Voting Proxies were also terminated pursuant to the terms thereof. As a consequence of such termination, the Reporting Persons will no longer be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and Parent, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited ceased to be beneficial owners of more than five percent of the Shares.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 27 of 31 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13Ds is amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Schedule is incorporated herein by reference.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)	None.

(e)	The information contained in Item 4 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13Ds is amended and supplemented by adding the following:

The descriptions of the Notice of Termination and the Response Letter under Item 4 are incorporated herein by reference in their entirety.

The Reporting Persons were previously parties to the Joint Filing Agreement, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by the Joint Filing Termination Agreement which is filed herewith as Exhibit 3 and is incorporated herein by reference.

CUSIP No. G39973105	SCHEDULE 13D/A	Page 28 of 31 pages

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13Ds is hereby supplemented by adding the following exhibits:

Exhibit Number	Description
1	Notice of Termination dated April 6, 2023 by the Issuer
2	Parent Response Letter to the Notice of Termination dated April 7, 2023
3	Joint Filing Termination Agreement by and between the Reporting Persons, dated as of April 11, 2023

CUSIP No. G39973105	SCHEDULE 13D/A	Page 29 of 31 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

cheers inc.

By:	/s/ Bing Zhang
Name:	Bing Zhang, Authorized Signatory

Happy Starlight Limited

By:	/s/ Bing Zhang
Name:	Bing Zhang, Authorized Signatory

Jia Lu

By:	/s/ Jia Lu
Name:	Jia Lu, an individual

Enjoy Starlight Limited

By:	/s/ Jia Lu
Name:	Jia Lu, Authorized Signatory

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, an individual

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D/A	Page 30 of 31 pages

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

Ronghui Zhang

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, an individual

Wealth Starlight Limited

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, Authorized Signatory

WEI Zhang

By:	/s/ Wei Zhang
Name:	Wei Zhang, an individual

Hui Lin

By:	/s/ Hui Lin
Name:	Hui Lin, an individual

Rich Starlight Limited

By:	/s/ Hui Lin
Name:	Hui Lin, Authorized Signatory

Hanying Li

By:	/s/ Hanying Li
Name:	Hanying Li, an individual

Lilly Starlight Limited

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

Renny Consulting Ltd

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D/A	Page 31 of 31 pages

Song Gao

By:	/s/ Song Gao
Name:	Song Gao, an individual

Peiyuan Qiu

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, an individual

Smart Best International Corporation

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, Authorized Signatory

Zhengjun Zhang

By:	/s/ Zhengjun Zhang
Name:	Zhengjun Zhang, an individual

Nan Lu

By:	/s/ Nan Lu
Name:	Nan Lu, an individual

Jianhua Wang

By:	/s/ Jianhua Wang
Name:	Jianhua Wang, an individual

Ailin Xin

By:	/s/ Ailin Xin
Name:	Ailin Xin, an individual

Ring & King Investment Co., Limited

By:	/s/ Ailin Xin
Name:	Ailin Xin, Authorized Signatory